

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2025

Katie Field
Interim Chief Executive Officer and Executive Director
Akanda Corp.
100 King St. W, Suite 1600
Toronto, ON M5X 1G5 , Canada

> **Re: Akanda Corp.**
> **Registration Statement on Form F-1**
> **Filed September 18, 2025**
> **File No. 333-290367**

Dear Katie Field:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Samantha M. Guido